EXHIBIT 12.1

UNIFIED WESTERN GROCERS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except for ratios)

	Six Months Ended March 29, 2008	Fiscal Year
		2007	2006	2005	2004	2003
(1) Adjusted earnings:
Earnings from continuing operations	$7,429	$14,406	$16,142	$10,820	$7,406	$5,279
Income taxes	5,372	9,780	7,912	6,426	4,572	3,358
Patronage dividends	10,159	17,680	20,973	21,404	20,742	16,612

Subtotal: Earnings from continuing operations before income taxes and patronage dividends	22,960	41,866	45,027	38,650	32,720	25,249
Amortization of capitalized interest	43	87	78	217	188	162
Fixed charges	9,814	17,263	16,384	17,156	22,221	24,080
Less: Capitalized interest	(149)	(1,596)	(156)	(107)	(2,625)	(929)

Adjusted earnings (a)	$32,668	$57,620	$61,333	$55,916	$52,504	$48,562

(2) Fixed Charges:
Gross rental expense	$15,245	$22,280	$21,867	$27,140	$29,176	$34,128
Less: Estimated rent component	14,016	20,453	19,965	24,942	26,900	31,568

Estimated interest component of rental expense	1,229	1,827	1,902	2,198	2,276	2,560
Interest expense	8,436	13,840	14,326	14,851	17,320	20,591
Capitalized interest	149	1,596	156	107	2,625	929

Total fixed charges (b)	$9,814	$17,263	$16,384	$17,156	$22,221	$24,080

Ratio of Earnings to Fixed Charges (a)/(b)	3.33x	3.34x	3.74x	3.26x	2.36x	2.02x

(a)(b)—Cross-reference on page.

(1)	Adjusted earnings used in computing the ratio of earnings to fixed charges consist of earnings from continuing operations before income taxes and patronage dividends, plus amortization of capitalized interest and fixed charges, less capitalized interest.

(2)	Fixed charges consist of the sum of the portion of rental expense that is representative of the interest factor, interest expense (including amortization of deferred financing costs) and capitalized interest.